UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)*

(Amendment No. 5)

VITRAN CORPORATION INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

92850E107

(CUSIP Number)

Howard A. Kenny

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

(212) 309-6843

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92850E107	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS TRANSFORCE INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,563,478
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,563,478
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,563,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.51%(1)
14	TYPE OF REPORTING PERSON* CO

(1)	The percentage owned is based on 16,432,241 shares of common stock outstanding as of July 30, 2013, as reported by the Issuer in its Form 10-Q filed with the Commission on August 6, 2013.

CUSIP No. 92850E107	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS TFI HOLDINGS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,563,478
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,563,478
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,563,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.51%(1)
14	TYPE OF REPORTING PERSON* CO

(1)	The percentage owned is based on 16,432,241 shares of common stock outstanding as of July 30, 2013, as reported by the Issuer in its Form 10-Q filed with the Commission on August 6, 2013.

Page 4 of 5 Pages

Item 1. Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D originally filed on December 31, 2012, as amended by Amendment No. 1 filed on January 23, 2013, Amendment No. 2 filed on January 29, 2013, Amendment No. 3 filed on March 12, 2013, Amendment No. 4 filed on May 31, 2013 and Amendment No. 5 filed on September 26, 2013 (as so amended, the “Schedule 13D”), is being filed by the undersigned with respect to common stock, without par value (the “Common Stock”), of Vitran Corporation Inc., an Ontario, Canada corporation (the “Issuer”). The Issuer’s principal executive office is located at 185 The West Mall, Suite 701, Toronto, Ontario, Canada, M9C 5L5.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a-f) This Schedule 13D is being filed by TransForce Inc. (“TransForce”), a Canada public company and TFI Holdings Inc. (“TFI”), a Canada company and a direct wholly-owned subsidiary of TransForce. TransForce’s and TFI’s principal place of business 8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6. TransForce is a leader in the transportation and logistics industry operating across Canada and the United States.

TFI holds of record all 1,563,478 shares of the Common Stock. Due to TransForce’s ownership of 100% of TFI, TransForce may be deemed to beneficially own all shares of the Common Stock held by TFI.

During the last five years, neither TFI nor TransForce has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither TFI nor TransForce has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not as a result of any such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Current information concerning the identity and background of each of the directors and executive officers of TFI and TransForce is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2. To the best of each of TFI and TransForce’s knowledge, during the past five years, none of the directors and executive officers identified on Annex A hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

TransForce, through its direct wholly-owned subsidiary, TFI, acquired an aggregate of 2,063,478 shares of Common Stock in open market purchases, including 1,490,300 shares acquired through open market purchases on the Toronto Stock Exchange and 573,178 shares acquired through open market purchases on NASDAQ, for an aggregate purchase price of C$10,540,943.53 between December 17, 2012 and May 28, 2013.

The purchase of shares of the Common Stock was funded through borrowings under TransForce’s general C$800 million credit facility with a bank syndicate of 14 lenders led by National Bank Financial as Sole Bookrunner and Co-Lead Arranger, RBC Capital Markets and Bank of America Merrill Lynch in their capacity as co-lead arrangers and National Bank of Canada acting as Administrative Agent.

On March 7, 2013, TFI sold 500,000 shares of Common Stock in an open market transaction on NASDAQ for a price per share of U.S. $6.20 (an aggregate purchase price of U.S. $3,100,000).

Page 5 of 5 Pages

Item 4. Purposes of Transactions

Item 4 is hereby amended and restated in its entirety as follows:

The information contained in Item 3 above is incorporated herein by reference.

Pursuant to a letter dated September 25, 2013 (the “Letter”), TransForce notified the Issuer of its interest in acquiring all of the issued and outstanding shares of the Issuer, except for shares already owned by TransForce and/or its affiliates, for cash consideration of $4.50 per share on the terms and subject to the conditions set forth in a letter of intent dated the same date (the “Letter of Intent”).

The Letter of Intent sets forth the terms of TransForce’s offer to acquire such shares (the “Acquisition”). The proposed cash consideration of $4.50 per share assumes, among other things, that the Issuer shall have completed the sale of its United States LTL business, as announced by the Issuer on September 23, 2013, to the satisfaction of TransForce. The structure of the Acquisition may be effected by way of a take-over bid for the issued and outstanding shares of the Issuer, a subsidiary merger, a plan of arrangement under the Business Corporations Act (Ontario), or another structure mutually determined by TransForce, the Issuer and their respective advisors. The Acquisition would be financed through existing cash and credit facilities of TransForce.

The Letter of Intent requests a countersignature from the Issuer by 7:00 a.m. Eastern time on September 30, 2013. If the Letter of Intent is signed by the Issuer, TransForce would have a period of up to 30 days thereafter (the “Exclusivity Period”) to negotiate the terms of a definitive agreement with the Issuer on an exclusive basis. TransForce may terminate the Letter of Intent at any time during the Exclusivity Period. Either party may terminate the Letter of Intent thereafter.

The Letter of Intent does not constitute a binding offer by TransForce to pursue the Acquisition. The Acquisition is subject to the negotiation and execution of a definitive agreement, as well as the satisfactory completion of due diligence and other customary conditions.

The foregoing description of the Letter and the Letter of Intent is qualified in its entirety by the terms of the Letter and the Letter of Intent, which are filed as Exhibit B and Exhibit C hereto, respectively, and incorporated herein by reference.

In addition, TransForce and TFI intend to review their investment in the Issuer from time to time and, depending upon market conditions and other factors that TransForce and/or TFI may deem material in making an investment decision, TransForce and/or TFI may purchase Common Stock in open market or private transactions, sell all or any portion of the Common Stock currently owned or hereafter acquired by each of TFI or TransForce, either in open market or private transactions, or take other steps to increase or decrease or hedge their investment in the Issuer.

Except as described above, TFI, TransForce and the other persons named in Item 2 above currently have no plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)	TransForce, through its direct wholly-owned subsidiary, TFI, acquired an aggregate of 2,063,478 shares of Common Stock between December 17, 2012 and May 28, 2013, as described in Item 3 above.

On March 7, 2013, TFI sold 500,000 shares of Common Stock in an open market transaction as described in Item 3 above.

As a result, as of the date hereof, each of TransForce and TFI may be deemed to beneficially own 1,563,478 shares of Common Stock.

Such shares collectively constitute approximately 9.51% of the total number of shares of Common Stock of the Issuer outstanding as of July 30, 2013, as reported by the Issuer in its Form 10-Q filed with the Commission on August 6, 2013. Except for such shares, neither TFI, TransForce, nor any of the other persons identified in Item 2 above own any shares of Common Stock.

(b)	TFI and TransForce have the shared power to vote or to direct the vote and the shared power to dispose or direct the disposition of the 1,563,478 shares of the Common Stock described in (a) above.

(c)	During the past 60 days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by any of the persons identified in Item 2 above.

(d)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Issuer

Not applicable.

Item 7. Materials to Be Filed as Exhibits

The Joint Filing Agreement by and between TransForce Inc. and TFI Holdings Inc., dated as of December 30, 2012, is hereby incorporated herein by reference to Exhibit A to the original statement on Schedule 13D filed with the Commission on December 31, 2012.

The Letter dated September 25, 2013 by TransForce Inc. to Vitran Corporation Inc. is filed as Exhibit B hereto.

The Letter of Intent dated September 25, 2013 presented by TransForce Inc. to Vitran Corporation Inc. is filed as Exhibit C hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2013

TRANSFORCE INC.

By:	/s/ Josiane-Melanie Langlois
	Name:	Josiane-Melanie Langlois
	Title:	Vice-President, Legal Affairs & Corporate Secretary

TFI HOLDINGS INC.

By:	/s/ Josiane-Melanie Langlois
	Name:	Josiane-Melanie Langlois
	Title:	Vice-President, Legal Affairs & Corporate Secretary

INDEX TO EXHIBITS

Exhibit	Name

A

Joint Filing Agreement by and between TransForce Inc. and TFI Holdings Inc., dated as of December 30, 2012 (incorporated by reference to Exhibit A to the original statement on Schedule 13D filed with the Commission on December 31, 2012

B	Letter dated September 25, 2013 by TransForce Inc. to Vitran Corporation Inc.

C	Letter of Intent dated September 25, 2013 presented by TransForce Inc. to Vitran Corporation Inc.

ANNEX A

Annex A

Certain Information Regarding Directors and Executive Officers of

TransForce Inc. and TFI Holdings Inc

Transforce Inc.

Directors

Name	Principal Business Address	Name of Employer	Principal Occupation	Citizenship

Alain Bédard	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	President and CEO, acting CFO, Chairman of the Board	Canadian

André Bérard	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Corporate Director	Canadian

Lucien Bouchard	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	Davies Ward Phillips and Vineberg LLP	Attorney	Canadian

Richard Guay	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Consultant and Corporate Director	Canadian

Neil D. Manning	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Corporate Director	Canadian

Vincent Musacchio	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	Gabriella Holdings Inc.	Banking	Canadian

Ronald D. Rogers	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Corporate Director	Canadian

Joey Saputo	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	Montreal Impact and Saputo Stadium	Sports Management	Canadian

Executive Officers

Name	Title	Principal Business Address	Name of Employer	Principal Occupation	Citizenship

Alain Bédard	President and CEO	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Management	Canadian

Jean-Francois Dodier	Executive Vice President	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Management	Canadian

Marc Fox	Executive Vice President	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Management	Canadian

James Houston	Executive Vice President	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Management	Canadian

Brian Kohut	Executive Vice President	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Management	Canadian

Rob O’Reily	Executive Vice President	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Management	Canadian

Martin Quesnel	Vice President- Finance	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Finance	Canadian

Johanne Dean	Vice President – Marketing and Communications	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Marketing and Communications	Canadian

Sylvain Desaulniers	Vice President- Human Resources	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Human Resources	Canadian

Josiane-Melanie Langlois	Vice President- Legal Affairs, Corporate Secretary	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Notary	Canadian

Chantal Martel	Vice President – Compliance and Insurance	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Compliance Officer	Canadian

Ken Tourangeau	Vice President- Administration	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Administration	Canadian

Louis Gagnon	Vice President – Business Development	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Business Development	Canadian

TFI Holdings, Inc.

Directors

Name	Principal Business Address	Name of Employer	Principal Occupation	Citizenship

Alain Bédard	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	President and CEO	Canadian

Josiane-Melanie Langlois	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Notary	Canadian

Executive Officers

Name	Title	Principal Business Address	Name of Employer	Principal Occupation	Citizenship

Alain Bédard	President & Chief Executive Officer	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	President and CEO	Canadian

Josiane-Melanie Langlois	Vice President – Legal Affairs & Corporate Secretary	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Notary	Canadian